NEWS  RELEASE October 5, 2006

Trading Symbol: AMM: TSX - AAU: AMEX

www.almadenminerals.com

DRILL PROGRAM EXPANDED AT ELK GOLD PROJECT

Almaden is pleased to announce that it has expanded the current drill program at the Company’s wholly owned Elk gold project near Merritt, B.C.

The drill program has been increased from 6000 metres to 8500 metres and another drill has been brought to the property to complete the extra holes in a timely fashion.

The main thrust of the extra drilling will be to fill in between existing holes in the near surface portion of the WD vein and to test for parallel veins that are known to occur in parts of the WD vein area.  The company is reconfiguring data so that the potential for open pit mining of the Siwash and WD veins systems can be better analysed.  This work and the drilling are expected to be completed by the end of October.

Duane Poliquin (President) stated:  “This work will advance our understanding of the Elk property’s vein systems and will give us a much better feel for the best methods for development of this former and potential future gold producer”.

Existing resources and previous production are detailed on the company’s website www.almadenminerals.com

ON BEHALF OF THE BOARD OF DIRECTORS

   AJames McInnes@

______________________

James E. McInnes, Director

The Toronto Stock Exchange nor the American Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.